UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 MARCH 09, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

GALAPAGOS IS CONSIDERING A STOCK EXCHANGE LISTING

LEIDEN, THE NETHERLANDS, MARCH 9, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that Galapagos Genomics N.V. is considering a Euronext stock exchange listing in 2005. Crucell currently holds a 20.8% interest in Galapagos, which was co-founded by Crucell in 1999 to exploit its proprietary human cell expression platform PER.C6(R) in the field of functional genomics.

The primary reason for the listing is to raise additional funds to enhance Galapagos' drug discovery operations, which are predominantly aimed at developing breakthrough medicines for the bone and joint diseases - osteoarthritis, osteoporosis and rheumatoid arthritis.

Galapagos has already successfully discovered and validated novel targets in these bone and joint diseases, as well as in its asthma and Alzheimer's disease programs. Moreover, Galapagos recently partnered its asthma program with GlaxoSmithKline.

"Crucell is pleased that Galapagos is considering such an important step in its evolution," said Crucell's CEO Ronald Brus. "An Initial Public Offering (IPO) would be a fitting indication of the strong progress Galapagos has made since incorporation."

Next to its drug discovery operation, Galapagos provides reagents and functional screens to leading pharmaceutical, biotech and nutraceutical companies through its services unit Galadeno. Its technology platform is able to rapidly identify and validate novel drug targets. Galapagos currently employs 63 people, including 15 PhDs, and is based in Mechelen (Belgium), and in Leiden (The Netherlands). Partners include Bayer, Boehringer Ingelheim, Celgene, GSK, Johnson & Johnson, Pfizer, Procter & Gamble, Vertex and Wyeth. Shareholders other than Crucell are Abingworth Management, AlpInvest Partners, Apax Partners, Burrill & Company, Crucell and Tibotec-Virco. Further information on Galapagos can be found at www.glpg.com.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

PDF version

For further information please contact:

Crucell N.V.
Leon Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Galapagos Genomics N.V.
Mr Onno van de Stolpe
Chief Executive Officer
+32 15 342900
onno@galapagos.be

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    MARCH 09, 2005                              /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications